Freeland Spirits LLC
(the "Company")
an Oregon Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Freeland Spirits LLC Management

We have reviewed the accompanying financial statements of Freeland Spirits LLC (the Company) which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statements of changes in members' equity, and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

RNB Capital LLC

Tamarac, FL
December 2, 2025

FREELAND SPIRITS LLC
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	565,016	284,538
Accounts Receivable		108,036	223,139
Inventory		1,351,826	1,291,604
Other Current Assets		89,656	263,257
Total Current Assets		2,114,534	2,062,538
Non-Current Assets:			
Fixed Assets, net	$	1,071,490	1,048,215
Intangible Assets, net		27,100	33,523
Right of Use Assets		354,702	541,918
Total Non-Current Assets		1,453,292	1,623,656
TOTAL ASSETS	$	3,567,826	3,686,194
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	226,576	104,759
Unearned Revenue		18,971	45,086
Accrued Expenses		92,336	91,906
Line of Credit		251,875	1,875
Safe Notes		-	2,260,000
Loans Payable- ST		54,434	49,780
Convertible Notes		-	914,750
Operating Lease Liability- ST		190,548	188,172
Total Current Liabilities	$	834,740	3,656,328
Non-Current Liabilities:			
Loans Payable	$	702,014	767,277
Operating Lease Liability- LT		174,863	365,411
Total Non-Current Liabilities	$	876,877	1,132,688
TOTAL LIABILITIES		1,711,617	4,789,016
EQUITY			
Members' Capital	$	6,530,783	1,904,739
Accumulated Deficit		(4,674,574)	(3,007,561)
TOTAL EQUITY	$	1,856,209	(1,102,822)
TOTAL LIABILITIES AND EQUITY	$	3,567,826	3,686,194

See Accompanying Notes to these Unaudited Financial Statements

FREELAND SPIRITS LLC
STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Net Sales	$	2,585,386	2,506,228
Cost of Goods Sold		(1,763,064)	(1,579,642)
Gross Profit	$	822,322	926,586
Operating Expenses			
Selling Expenses	$	1,396,553	1,082,335
Advertising and Marketing		333,480	337,804
General and Administrative		567,847	829,628
Amortization Expense		5,942	4,664
Depreciation Expense		38,653	41,747
Total Operating Expenses		**2,342,475**	**2,296,178**
Total Loss from Operations	$	**(1,520,153)**	**(1,369,592)**
Other Income (Expense)			
Interest Expense	$	(118,852)	(93,271)
Other Expense		(28,008)	(58,348)
Total Other Income (Expense)		**(146,860)**	**(151,619)**
Net Income (Loss)	**$**	**(1,667,013)**	**(1,521,211)**

See Accompanying Notes to these Unaudited Financial Statements

FREELAND SPIRITS LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital			
	Units	**$ Amount**	**Accumulated Deficit**	**Total Members' Equity**
Beginning balance at 1/1/23	3,947	1,904,739	(1,486,350)	418,389
Contribution	-	-	-	-
Distribution	-	-	-	-
Net Loss	-	-	(1,521,211)	(1,521,211)
Ending balance at 12/31/23	3,947	1,904,739	(3,007,561)	(1,102,822)
Contribution	1,390	4,626,044	-	4,626,044
Distribution	-	-	-	
Net Loss	-	-	(1,667,013)	(1,667,013)
Ending balance at 12/31/24	5,337	6,530,783	(4,674,574)	1,856,209

See Accompanying Notes to these Unaudited Financial Statements

FREELAND SPIRITS LLC
STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,		2024	2023
OPERATING ACTIVITIES			
Net Loss	$	(1,667,013)	(1,521,211)
Adjustments to reconcile Net Loss to Net Cash used in operations:			
Amortization Expense		5,942	4,664
Depreciation Expense		38,653	41,747
Decrease (Increase) in:			
Accounts Receivable		115,103	(54,606)
Inventory		(60,222)	(47,855)
Other Current Assets		173,601	(208,664)
Increase (Decrease) in:			
Accounts Payable		121,817	(29,372)
Unearned Revenue		(26,115)	(51,222)
Accrued Expenses		430	8,479
Operating Lease Liability		(956)	10
Total Adjustments to reconcile Net Loss to Net Cash used in operations:		368,253	(336,819)
Net Cash used in Operating Activities	$	(1,298,760)	(1,858,030)
INVESTING ACTIVITIES			
Proceeds from Disposal of Fixed and Intangible Assets	$	6,005	50,478
Net Cash provided by (used in) Investing Activities	$	6,005	50,478
FINANCING ACTIVITIES			
Proceeds (repayments) from Line of credit	$	250,000	-
Proceeds (repayments) from Safe Notes		-	1,960,000
Repayment of Loans Payable		(49,767)	(25,179)
Member's Contribution		1,373,000	-
Net Cash provided by Financing Activities	$	1,573,233	1,934,821
Cash at the beginning of period		284,538	157,269
Net Cash increase (decrease) for period	$	280,478	127,269
Cash at end of period	$	565,016	284,538

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	76,154	68,828
Income taxes	-	-

Supplemental Disclosures of NonCash Investing and Financing Activities
$2.26M of Safe Notes converted to Class C Units in 2024
$915K of Convertible Notes converted to Class C Units in 2024

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Freeland Spirits LLC (the "Company") was formed in the State of Oregon on June 17, 2015. The Company is engaged in the production and sale of distilled spirits, including gin, bourbon, and whiskey. Products are sold through two tasting room locations in Portland, Oregon, as well as through e-commerce channels and wholesale distribution across 27 states. The Company's headquarters is located at Portland, Oregon, and its customers are located throughout the United States.

The Company sources grains, barrels, and other production inputs from various regional partners, including agricultural and winemaking suppliers, to support its craft-distilling operations. In addition to on-premise tasting room sales, the Company generates revenue from direct-to-consumer shipments where permitted by applicable laws and from distribution relationships with retailers and distributors.

To support its growth initiatives, the Company plans to conduct a Regulation Crowdfunding ("Reg CF") capital-raising campaign during 2024.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

As of December 31, 2024, accounts receivable from three customers, detailed in the accounts receivable section, each represented more than 10% of the total accounts receivable balance. The Companies regularly monitor concentrations of credit risk as part of its overall risk assessment. Certain accounts receivable have also been pledged as collateral for certain debts listed in the debts section.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses during 2023 and 2024 and may continue to generate losses. The Company's management has evaluated this condition and plans to implement cost-reduction measures, improve operational efficiencies, and pursue revenue-generating opportunities to support future liquidity. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $565,016 and $284,538 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company generally extends credit to customers with standard payment terms of up to 60 days. Three individual customers each accounted for more than 10% of the outstanding accounts receivable balance as of the balance sheet date. Management believes that the allowance for doubtful accounts is adequate to absorb any potential credit losses. The following table provides a summary of the Company's trade accounts receivable as of December 31:

Description	2024	2023
Trade Accounts Receivable	108,036	223,139
Less: Allowance for Doubtful Accounts	-	-
Totals	**108,036**	**223,139**

In addition, the table below details the concentration of receivables by customer, highlighting those customers that represented more than 10% of the total accounts receivable balance during the respective periods:

Customer	2024	2023
American Northwest	43%	15%
RNDC California	21%	
Southern Glazer's /Horizon MA	11%	
ACS Beverage		31%
OLCC		31%

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Changes in the allowance during the year were as follows:

Description	2024	2023
Balance at Beginning of Year	-	-
Provision Charged to Expense	612	9,468
Write-Offs	(612)	(9,468)
Balance at End of Year	-	-
Totals	**-**	**-**

Inventory

Inventory consists primarily of raw materials, inventory in-transit, and finished goods. Inventories are stated at the lower of cost or net realizable value, using the first-in, first-out (FIFO) method. Inventory balances as of December 31, 2024, and December 31, 2023, were $1,351,826 and $1,291,604, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life in Years**	**2024**	**2023**
Computer Equipment	10	6,851	6,851
Furniture and Equipment	5-20	419,937	426,742
Leasehold Improvements	10-14	1,334,212	1,193,126
Less Accumulated Depreciation		(689,510)	(578,504)
Totals		**1,071,490**	**1,048,215**

Intangible Assets

The Company accounts for intangible assets in accordance with Accounting Standards Codification 350, *Intangibles—Goodwill and Other (ASC 350)*. Under ASC 350, intangible assets with finite useful lives are carried at cost and amortized on a straight-line basis over their estimated useful lives. The estimated useful life of each asset reflects management's assessment of the period over which the asset is expected to contribute to the Company's operations.

Costs associated with trademarks and website development are capitalized when incurred and amortized over their respective useful lives. Costs related to preliminary project activities, ongoing maintenance, or other activities that do not extend the asset's useful life are expensed as incurred.

The Company's intangible assets and accumulated amortization as of December 31, 2024 and 2023 are summarized below.

Property Type	Useful Life in Years	2024	2023
Trademark	5-15	71,666	71,666
Website	5	20,980	20,980
Less: Accumulated Amortization		(65,546)	(59,123)
Totals		**27,100**	**33,523**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the sale of distilled spirits and related merchandise through tasting rooms, e-commerce channels, and distributor sales. Revenue is recognized in accordance with ASC 606 – Revenue from Contracts with Customers when control of the product transfers to the customer, which generally occurs at the point of sale for tasting room transactions or upon shipment for e-commerce and distributor sales. Payments for tasting room sales are collected at the time of sale, while payments for e-commerce and distributor sales are generally collected on deferred terms, which may extend up to 30–60 days. The Company's primary performance obligation is the delivery of products to customers or distributors in accordance with agreed-upon terms. The Company deferred revenue of $18,971 and $45,086 as of December 31, 2024 and December 31, 2023, respectively, relating to advance payments or preorders for which performance obligations had not yet been satisfied.

Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (with a corresponding adjustment to cost of sales) for its right to recover products from customers in settling the refund liability. Revenue is recognized for each channel when control transfers to the customer or distributor, and trade receivables are recorded for amounts due under deferred payment arrangements.

Advertising and Marketing

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of costs incurred in the normal course of business that are not directly related to production or sales. These include payroll and employee benefits, professional fees, legal and accounting services, insurance, rent, utilities, office supplies, software and subscriptions, business consultation,

compliance, travel, training, charitable contributions, logistics and fulfillment, and other miscellaneous administrative costs and are expensed as costs are incurred.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized in the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

In February 2017, the Company entered into an operating lease for a property utilized as a production distillery, including an accessory tasting room, bar, and related operations. The lease's base rent began in April 2017 at $5,666 per month, increased to $11,333 in June 2017, and continued to increase annually throughout the initial 60-month term. Following the expiration of the initial term, the lease was renewed for an additional 60 months at $12,754 per month, remaining in effect for the duration of the renewal period unless amended in the future.

In March 2023, the Company entered into an operating lease for a building used for office and events. Base rent commenced at $3,479 per month for the first year and increases annually through the end of the three-year term. The lease also includes one option for the tenant to renew for an additional three-year period.

A summary of additional combined lease information is provided below.

		2024
Lease expense		
Operating lease expense		196,058
Total		196,058
Other Information		
Operating cash flows from operating leases		197,013
ROU assets obtained in exchange for new operating lease liabilities		-
Weighted-average remaining lease term in years for operating leases		2
Weighted-average discount rate for operating leases		1.93%
Maturity Analysis		Operating
	2025-12	195,429
	2026-12	163,484
	2027-12	12,754
	2028-12	-
	2029-12	-
	Thereafter	-
Total undiscounted cash flows		371,667
Less: present value discount		(6,256)
Total lease liabilities		365,411

NOTE 5 – LIABILITIES AND DEBT

The Company's liabilities consist of a combination of revolving and term loans, government assistance loans, convertible promissory notes, and SAFE notes, which provide working capital, support operations, and facilitate equity financing.

Line of Credit: In October 2023, the Company established a revolving line of credit with AgWest with a maximum principal of $750,000, maturing on June 1, 2025. The loan bears interest at 8.95% per annum on amounts drawn and is secured by a lien on machinery, equipment, fixtures, motor vehicles, accounts, inventory, and other general collateral.

Term Loan: Also in October 2023, the Company obtained a term loan with AgWest with a principal of $300,000, maturing on December 1, 2028, bearing interest at 8.97% per annum. Monthly payments of $6,223 are required. The loan is secured by the same collateral as the line of credit, cross-collateralizing existing secured loans.

SBA Loan: In May 2020, the Company obtained an Economic Injury Disaster Loan (EIDL) from the U.S. Small Business Administration with a principal of $500,000, bearing interest at 3.75% per annum. Monthly installments of $2,494 are due, with a maturity of 30 years from the original note date. The loan is secured by a continuing security interest in all tangible and intangible personal property of the Company and is personally guaranteed by Jill Kuehler, a principal member.

Convertible Promissory Notes: The Company issued Convertible Promissory Notes with aggregate principal amounts of $594,000 in September 2019 and $166,667 in January 2023, bearing interest at 6-8% per annum. The Notes automatically convert upon the earlier of (i) a Qualified Financing, (ii) a Sale of the Company, or (iii) at the election of holders upon maturity if no Qualified Financing occurs. Conversion prices are based on the lesser of an 80% discount to the financing price or a $8,000,000 valuation cap. The Notes, including accrued interest of $154,084, were fully converted to equity during 2024.

SAFE Notes: The Company entered into a Simple Agreement for Future Equity (SAFE) with Uncle Nearest Ventures, LLC on October 20, 2022. Under the SAFE, the investor initially advanced $300,000 in 2022, with an additional $1,960,000 contributed in 2023, bringing the total SAFE balance to $2,260,000 as of December 31, 2023. The SAFE was structured to convert into Series A Preferred Units at the closing of the Series A financing, with a 1x liquidation preference, and grants the investor certain preemptive rights and first rights of refusal on future equity issuances. The SAFE was accounted for as a liability until conversion. During 2024, the $2,260,000 SAFE balance converted into Series A Preferred Equity, and an additional $740,000 was contributed in cash, completing the $3,000,000 total Series A Preferred Equity investment.

A summary of the outstanding balances and maturities of the Company's debt as of December 31 is presented below.

				For the Year Ended December 2024				For the Year Ended December 2023			
Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Line of Credit	750,000	8.95%	06/01/25	251,875	-	251,875	-	1,875	-	1,875	-
SBA Loan	500,000	3.75%	05/24/50	-	506,215	506,215	-	-	517,057	517,057	-
Term Loan	300,000	8.97%	12/01/28	54,434	195,799	250,233	-	49,780	250,220	300,000	-
Convertible Notes	760,667	6-8%	2024	-	-	-	-	760,666	-	760,666	154,084
Safe Notes	2,260,000	0%	2024	-	-	-	-	2,260,000	-	2,260,000	-
Total				306,309	702,014	1,008,323	-	3,072,321	767,277	3,839,598	154,084

5 Year Debt Maturities

2025	306,309
2026	59,523
2027	65,087
2028	71,190
2029	-
2030 and Beyond	506,215
Totals	1,008,323

NOTE 6 – EQUITY

The Company's ownership interests are represented by membership units. As of December 31, 2024 and December 31, 2023, the composition of units was as follows:

Units	2024	2023
Class A	2,000	2,000
Class B	1,400	1,400
Class C	1,342	
Profits Interest	595	547
Total	5,337	3,947

Class A, B, and C units represent fixed membership interests in the Company, while Profits Interests provide holders with a share of profits and potential distributions without an initial capital contribution. Each class of units carries rights to profits, losses, and distributions in accordance with the Company's operating agreement.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 30, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.

Management has evaluated subsequent collections on significant outstanding receivables through November 30, 2025, and has determined that there were no material changes to the expected collectability of accounts receivable as of the balance sheet date.